Exhibit 99.2

GW PHARMACEUTICALS PLC

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 March 2018, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and six months ended 31 March 2018 have been translated into U.S. dollars at the rate on 31 March 2018 of $1.40495 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognizing these revenues are set out in detail in the Group’s Annual Report as filed with SEC on Form 20-F on 4 December 2017.

Expenditure on research and development activities is recognized as an expense in the period in which the expense is incurred. GW incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product Phase 2 trials, currently in the areas of adult epilepsy, glioma, and neonatal hypoxia.

Sales, general and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other sales, general and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S. and, up to 5 December 2016, on the AIM Market in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

Net foreign exchange gains/losses primarily result from unrealized gains/losses on translating the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to pounds sterling exchange rate.

As a UK resident Group with operations in the U.S., GW is subject to both UK and U.S. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Results of Operations:

Comparison of the three months ended 31 March 2018 and 31 March 2017:

Revenue

Revenue for the three months ended 31 March 2018 was £2.4 million, an increase of £0.8 million compared to £1.6 million for the three months ended 31 March 2017. Sativex sales totaled £2.0 million, an increase of £0.8 million compared to £1.2 million for the quarter ended 31 March 2017. In-market sales volumes sold by GW’s commercial partners for the three months ended 31 March 2018 were 27% higher than the three months ended 31 March 2017. Sales volumes to partners increased by 81% over the same period, in particular due to increased shipments to Germany, Sweden and Norway.

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Cost of sales

Cost of sales for the three months ended 31 March 2018 of £1.2 million is £0.5 million higher than the £0.7 million recorded in the three months ended 31 March 2017. This increase is in line with the increase in Sativex sales.

Research and development expenditure

Total research and development expenditure for the three months ended 31 March 2018 of £32.8 million increased by £5.6 million compared to the £27.2 million incurred in the three months ended 31 March 2017. This increase is primarily due to:

•	£3.2 million increase in clinical trial and consultancy costs associated with the epilepsy development program, and progress on the Epidiolex regulatory submissions
•	£1.0 million increase in other property-related overheads, software subscriptions and depreciation of R&D assets related to the epilepsy development program
•	£0.9 million increase in research and development staff and employment-related expenses linked to increased global headcount associated with the Group’s ongoing Epidiolex NDA and EMA filing reviews, and ongoing pipeline and Epidiolex development programs
•	£0.3 million increase in costs associated with investment in the Group’s plant-material growing capabilities and capacity
•	£0.2 million net increase related to production and manufacturing of high-CBD Epidiolex material

Sales, general and administrative expenses

Sales, general and administrative expenses for the three months ended 31 March 2018 of £17.6 million increased by £8.3 million compared to the £9.3 million incurred in the three months ended 31 March 2017. This increase is related to:

•	£3.5 million increase in respect of pre-launch commercialization costs in the U.S.
•	£3.3 million increase in payroll costs largely driven by increased headcount following the Group’s efforts to build-out its commercial and support capabilities
•	£1.0 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the expansion of U.S. based operations
•	£0.5 million increase in respect of marketing costs arising from the Group’s preparations for commercial launch

Net foreign exchange losses

Net foreign exchange loss for the three months ended 31 March 2018 was £14.6 million, an increase of £10.6 million compared to the £4.0 million loss recorded for the three months ended 31 March 2017. In both periods the loss recognized relates primarily to the remeasurement of the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to Sterling exchange rate at 31 March 2018. The Sterling to U.S. dollar exchange rate has moved from $1.34820 at 31 December 2017 to $1.40495 at 31 March 2018. Dollar denominated cash deposits totaled $447.7 million at 31 March 2018 and $528.4 million at 31 December 2017.

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Taxation

Our tax credit was £0.1 million for the three months ended 31 March 2018, which represents a decrease of £4.9 million compared to a £5.0 million credit recorded in the three months ended 31 March 2017.

In the three months ended 31 March 2018, GW recorded a tax benefit of £0.1 million in respect of the Group’s U.S. subsidiary, Greenwich Biosciences, Inc.

GW is no longer entitled to a tax benefit claimable by GW Research Limited in respect of research & development expenditure incurred, following the Group exceeding the small and medium enterprise thresholds. £0.8 million of benefit associated with the large company research & development tax credit scheme in the UK is recorded within Interest and Other Income for the three months ended 31 March 2018.

In the three months ended 31 March 2017, GW recorded a tax benefit of £5.0 million made up of: (i) the recognition of an accrued £4.8 million research and development tax credit to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 March 2017; and (ii) the recording of £0.2 million of current tax benefit in respect of the Group’s U.S subsidiary, Greenwich Biosciences, Inc.

Loss

The Group reported a loss after tax for the three months ended 31 March 2018 of £62.7 million compared with a loss after tax for the three months ended 31 March 2017 of £34.4 million.

Results of Operations:

Comparison of the six months ended 31 March 2018 and 31 March 2017:

Revenue

Total revenue for the six months ended 31 March 2018 was £8.1 million, an increase of £4.4 million compared to the £3.7 million recorded for the six months ended 31 March 2017.

The majority of revenue comprises sales of Sativex totaling £3.7 million; this represents an increase of £1.1 million compared to the six months ended 31 March 2017. In-market sales volumes sold by GW’s commercial partners for the six months ended 31 March 2018 were 30% higher than the six months ended 31 March 2017. Sales volumes to partners increased by 50% over the same period, due primarily to increased shipments to Germany and Spain.

License collaboration and technical access fees increased by £2.2 million to £3.0 million for the six months ended 31 March 2018 compared to £0.8 million for the six months ended 31 March 2017. This increase is due to the mutually-agreed termination of the Group’s Sativex research and collaboration agreement with Otsuka Pharmaceuticals during the first quarter, which led to the accelerated recognition of certain deferred income balances.

Revenue from research and development fees amounted to £1.4 million during the six months ended 31 March 2018. This represents an increase of £1.1 million compared to the £0.3 million recorded for the six months ended 31 March 2017, and also reflects the impact of the mutually-agreed termination of the Group’s Sativex research and collaboration agreement with Otsuka Pharmaceuticals during the first quarter.

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Cost of sales

Cost of sales for the six months ended 31 March 2018 of £2.0 million is £0.6 million higher than the £1.4 million recorded in the six months ended 31 March 2017. This increase is in line with the increase in Sativex sales.

Research and development expenditure

Total research and development expenditure for the six months ended 31 March 2018 of £63.1 million increased by £11.0 million compared to the £52.1 million incurred in the six months ended 31 March 2017. This increase is due to:

•	£4.6 million increase in research and development staff and employment-related expenses linked to increased global headcount associated with the Group’s Epidiolex NDA and EMA filings, and ongoing pipeline and Epidiolex development programs
•	£2.2 million increase in costs associated with investment in the Group’s plant-material growing capabilities and capacity
•	£2.0 million increase in clinical trial and consultancy costs associated with the Epilepsy development program, and progress on the Epidiolex regulatory submission process.
•	£1.3 million increase in other property-related overheads and depreciation of R&D assets related to the epilepsy development program.
•	£0.9 million net increase related to production and manufacturing of Epidiolex

Sales, general and administrative expenses

Sales, general and administrative expenses for the six months ended 31 March 2018 of £35.0 million increased by £19.0 million compared to the £16.0 million incurred in the six months ended 31 March 2017. This increase reflects:

•	£8.3 million increase in payroll costs driven by increased headcount within the Group’s expanding commercial operations
•	£8.0 million increase in respect of pre-launch commercialization costs in the U.S.
•	£1.8 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the expansion of U.S. based operations
•	£0.9 million increase in respect of marketing costs arising from the Group’s preparations for commercial launch

Net foreign exchange (losses)/gains

Net foreign exchange loss for the six months ended 31 March 2018 was £17.2 million, a decrease of £25.0 million compared to the £7.8 million gain recorded for the six months ended 31 March 2017. In both periods the gain or loss recognized relates primarily to the remeasurement of the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to Sterling exchange rate at 31 March. The Sterling to U.S. dollar exchange rate has moved from $1.33577 at 30 September 2017 to $1.40495 at 31 March 2018. Dollar denominated cash deposits totaled $447.7 million at 31 March 2018 and $242.0 million at 30 September 2017.

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Taxation

Tax expense was £2.5 million for the six months ended 31 March 2018, which represents a decrease of £10.1 million compared to a £7.6 million benefit recorded in the six months ended 31 March 2017.

In the six months ended 31 March 2018, GW recorded a tax expense of £2.5 million in respect of taxable profits of the Group’s U.S. subsidiary, Greenwich Biosciences, Inc, due primarily to the revaluation of certain deferred tax balances following the signing into law of the Tax Cuts and Jobs Act in December 2017.

GW is no longer entitled to a tax benefit claimable by GW Research Limited in respect of research & development expenditure incurred, following the Group exceeding the small and medium enterprise thresholds. £1.5 million of benefit associated with the large company research & development tax credit scheme in the UK is recorded within Interest and Other Income for the six months ended 31 March 2018.

In the six months ended 31 March 2017, GW recorded a tax benefit of £7.6 million made up of: (i) the recognition of an accrued £7.2 million research and development tax credit to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the six months ended 31 March 2017; (ii) the recording of £0.2 million of tax benefit in respect of an additional deferred tax asset recognized on timing differences for Greenwich Biosciences, Inc.; and (iii) the recording of an additional £0.2 million of tax benefit in respect of the year ended 30 September 2016.

Loss

The Group reported a loss after tax for the six months ended 31 March 2018 of £109.6 million compared with a loss after tax for the six months ended 31 March 2017 of £50.0 million.

Liquidity and Capital Resources

Cash Flow

Net cash outflow from operating activities for the six months ended 31 March 2018 of £87.1 million was £21.1 million higher than the £66.0 million outflow from operating activities for the six months ended 31 March 2017, principally reflecting the increase in investment in the Epidiolex commercial scale up.

Capital expenditure for the six months ended 31 March 2018 of £11.6 million was £2.2 million higher than the £9.4 million for the six months ended 31 March 2017, reflecting the advancement of the group’s capital investment in Epidiolex growing and production capacity.

Net cash inflow from financing activities increased by £222.7 million to a £221.5 million net inflow in the six months ended 31 March 2018 compared to a £1.2 million outflow for the six months ended 31 March 2017 due to the completion of a successful equity fundraising in December 2017.

As at 31 March 2018, GW had a closing cash position of £346.8 million compared to £241.2 million as at 30 September 2017.

Property, plant and equipment

Property, plant and equipment at 31 March 2018 increased by £4.6 million to £48.3 million from £43.7 million at 30 September 2017 reflecting the investment in increasing the Group’s Epidiolex growing and production capacity.

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Inventories

Inventories at 31 March 2018 decreased by £0.7 million to £3.5 million from £4.2 million at 30 September 2017. Inventories consist of Epidiolex and Sativex finished goods, consumable items and work in progress and are stated net of a £3.9 million realizable value provision (30 September 2017: £0.1 million).

During the six months ended 31 March 2018, after notification by the FDA of the Group’s successful submission of a New Drug Application, capitalization of Epidiolex inventory commenced. Gross inventories and a provision of £3.8 million was recognized at 31 March 2018. This inventory is subject to a full provision until FDA approval process has made sufficient progress to justify an increase in the net realizable value.

Trade receivables and other current assets

Trade receivables and other current assets at 31 March 2018 increased by £2.6 million to £13.8 million from £11.2 million at 30 September 2017, primarily due to a £2.5 million increase in prepayments for property, plant and equipment not yet delivered. These prepayments primarily relate to the Group’s investment in Epidiolex production capabilities.

Trade and other payables

Current trade and other payables at 31 March 2018 decreased by £2.4 million to £30.7 million from £33.1 million at 30 September 2017. This reflects a decrease of £1.7 million in accruals for clinical trials and other payables and a decrease of £0.7 million in trade payables.

Current tax liabilities

Current tax liabilities at 31 March 2018 increased by £1.6 million to £2.4 million from £0.8 million at 30 September 2017. This increase includes the ongoing effects of a one-off increase following the signing into law of the Tax Cuts and Jobs Act in December 2017 in the U.S. and the revaluation of certain deferred tax balances.

Deferred revenue

Current deferred revenue at 31 March 2018 decreased by £1.5 million to £0.8 million from £2.3 million at 30 September 2017. This decrease reflects the acceleration of deferred income associated with the termination of the license agreement with Otsuka Pharmaceutical Co., Ltd.

Non-current deferred revenue at 31 March 2018 decreased by £2.7 million to £1.6 million from £4.3 million at 30 September 2017. This decrease reflects the acceleration of £2.3 million of deferred income associated with the termination of the license agreement with Otsuka Pharmaceutical Co., Ltd., and the recognition of £0.4 million of deferred income associated with ongoing Sativex license agreements.

Headcount

Average headcount for the six months ended 31 March 2018 was 602 (six months ended 31 March 2017: 508).

Guidance

2018 continues to be a pivotal year with the progression of the Epidiolex NDA and the continued investments in our pre-launch activities and manufacturing scale-up. We expect total cash outflows for the second half of the year ended September 30, 2018 to be in the range of $120 million to $140 million (£90 million to £105 million), which includes capital expenditure of $10 million to $20 million related to manufacturing expansion.

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Foreign Private Issuer Status and Takeover Code

We are currently a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended. As required by Securities and Exchange Commission (the “SEC”) rules, we determine our foreign private issuer status annually as of the last business day of our second fiscal quarter. As of March 31, 2018, the last business day of our second quarter, more than 50% of our securities were held by U.S. residents and less than 50% of our board and executive team were residents of the United Kingdom. Therefore, we no longer qualify as a foreign private issuer as of March 31, 2018.

Effective October 1, 2018, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects, and which must be filed more promptly, than the forms available to a foreign private issuer, and we will be required to comply with the disclosure and procedural requirements under Section 14 of the Securities Exchange Act of 1934, as amended, applicable to soliciting proxies. Our next Annual Report for the year ended September 30, 2018 will be filed as a domestic issuer, on Form 10-K.

Based on the current circumstances of the Company, the U.K. Panel on Takeovers and Mergers, or the Takeover Panel, has confirmed an offer for the Company would not currently be subject to the U.K. Takeover Code. The circumstances of the Company may change in the future, and, thus the Takeover Panel may reconsider the applicability of the Takeover Code to an offer for the Company at that time.

Our headquarters and jurisdiction of organization will continue to be based in the United Kingdom.

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